Exhibit 99.1

•                  Q2 REVENUES OF £157.9 MILLION

•                  Q2 ADJUSTED EBITDA OF £69.0 MILLION

•                  Q2 OPERATING PROFIT OF £37.6 MILLION

MANCHESTER, England. — 9 February 2017 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2017 fiscal second quarter and six months ended 31 December 2016.

Highlights

•                  Broadcasting revenues of £52.5 million up 40.8% for the quarter.

•                  Matchday revenues of £38.6 million up 27.0% for the quarter.

•                  Three sponsorship deals announced in the quarter:

•                  Deezer (Global)

•                  Mlily (Global)

•                  Renewal of Global partnership with Concha Y Toro.

•                  Progressed to the English Football League Cup Final.

Commentary

Ed Woodward, Executive Vice Chairman, commented, “We are pleased to be competing for the first available trophy of the season when we travel to Wembley to face Southampton in the EFL Cup final this month.  The robustness of our business model continues to be reflected in our strong quarterly financial results and we remain on track to deliver record revenues for the year.  Finally, I’d like to congratulate Wayne Rooney on becoming Manchester United’s all-time record goal scorer — achieving the remarkable feat of scoring 250 goals over the last 13 seasons, surpassing Sir Bobby Charlton’s record which has stood for 44 years.”

Outlook

For fiscal 2017, Manchester United continues to expect:

•                  Revenue to be £530m to £540m.

•                  Adjusted EBITDA to be £170m to £180m.

Key Financials (unaudited)

£ million (except earnings per share)	Three months ended 31 December			Six months ended 31 December
	2016	2015	Change	2016	2015	Change
Commercial revenue	66.8	66.1	1.1%	141.1	137.3	2.8%
Broadcasting revenue	52.5	37.3	40.8%	81.6	64.9	25.7%
Matchday revenue	38.6	30.4	27.0%	55.4	55.2	0.4%
Total revenue	157.9	133.8	18.0%	278.1	257.4	8.0%
Adjusted EBITDA(1)	69.0	56.1	23.0%	100.2	97.7	2.6%
Operating profit	37.6	32.6	15.3%	43.8	42.1	4.0%

Profit for the period (i.e. net income)	17.5	18.6	(5.9)%	18.7	23.6	(20.8)%
Basic earnings per share	10.69	11.35	(5.8)%	11.40	14.38	(20.7)%
Adjusted profit for the period (i.e. adjusted net income)(1)	17.4	17.7	(1.7)%	18.2	20.4	(10.8)%
Adjusted basic earnings per share (pence)(1)	10.63	10.80	(1.6)%	11.07	12.44	(11.0)%

Net debt(1) (2)	409.3	322.1	27.1%	409.3	322.1	27.1%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. The increase in net debt is due to the strengthening US dollar, with the USD/GBP exchange rate moving from 1.4747 at 31 December 2015 to 1.2293 at 31 December 2016 resulting in an £88.0 million increase in gross debt.  Offsetting this were movements of £0.8 million including secured bank loan repayments and an increase in cash and cash equivalents.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £66.8 million, an increase of £0.7 million, or 1.1%, over the prior year quarter.

•                  Sponsorship revenue for the quarter was £38.7 million, an increase of £1.3 million, or 3.5%, over the prior year quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £26.1 million, an increase of £0.4 million, or 1.6% over the prior year quarter; and

•                  Mobile & Content revenue for the quarter was £2.0 million, a decrease of £1.0 million, or 33.3% over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £52.5 million, an increase of £15.2 million, or 40.8%, over the prior year quarter, primarily due to the new FAPL broadcasting rights agreement, two additional FAPL home games and one additional live broadcast, partially offset by non-participation in the UEFA Champions League.

Matchday

Matchday revenue for the quarter was £38.6 million, an increase of £8.2 million, or 27.0%, over the prior year quarter, primarily due to playing three more home games across all competitions.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £121.2 million, an increase of £19.4 million, or 19.1%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £63.6 million, an increase of £7.9 million, or 14.2%, over the prior year quarter, primarily due to first team acquisitions.

Other operating expenses

Other operating expenses for the quarter were £25.3 million, an increase of £3.3 million, or 15.0%, over the prior year quarter, primarily due to playing three more home games across all competitions.

Depreciation & amortization

Depreciation for the quarter was £2.9 million, an increase of £0.4 million, or 16.0%, over the prior year quarter. Amortization for the quarter was £34.2 million, an increase of £12.6 million, or 58.3%, over the prior year quarter. The unamortized balance of registrations at 31 December 2016 was £346.4 million.

Exceptional items

Exceptional credit for the quarter was £4.8 million, relating to a reversal of a registrations’ impairment charge for a player now considered to be re-established as a member of the first team playing squad.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £0.9 million compared to £0.6 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £12.0 million, an increase of £7.3 million, or 155.3%, over the prior year quarter, primarily due to unrealised foreign exchange losses on retranslation of unhedged US dollar borrowings.

Tax

The tax expense for the quarter was £8.1 million, compared to £9.3 million in the prior year quarter.

Cash flows

Net cash used in operating activities for the quarter was £42.5 million, an increase of £33.3 million over the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £2.1 million, an increase of £1.9 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £3.7 million, a decrease of £6.5 million over the prior year quarter.

Overall cash and cash equivalents (including the effects of exchange rate changes) decreased by £41.6 million in the quarter.

Net Debt

Net Debt as of 31 December 2016 was £409.3 million, an increase of £87.2 million over the year. The gross USD debt principal remains unchanged.

The increase in net debt is due to the strengthening US dollar, with the USD/GBP exchange rate moving from 1.4747 at 31 December 2015 to 1.2293 at 31 December 2016 resulting in an £88.0 million increase in gross debt.  Offsetting this were movements of £0.8 million including secured bank loan repayments and an increase in cash and cash equivalents.

Dividend

A semi-annual cash dividend of $0.09 per share was paid on 5 January 2017. A further semi-annual cash dividend of $0.09 per share will be paid on 8 June 2017, to shareholders of record on 28 April 2017. The shares will begin to trade ex-dividend on 26 April 2017.

Conference Call Information

The Company’s conference call to review second quarter fiscal 2017 results will be broadcast live over the internet today, 9 February 2017 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 138-year heritage we have won 64 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on an normalized tax rate of 35%; 2015: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group for the foreseeable future.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.              Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.              Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2016	2015	2016	2015
Commercial % of total revenue	42.3%	49.4%	50.7%	53.3%
Broadcasting % of total revenue	33.3%	27.9%	29.4%	25.2%
Matchday % of total revenue	24.4%	22.7%	19.9%	21.5%
Home Matches Played
FAPL	7	5	10	9
UEFA competitions	2	2	3	4
Domestic Cups	2	1	2	2
Away Matches Played
UEFA competitions	2	2	3	4
Domestic Cups	—	—	1	—

Other
Employees at period end	839	788	839	788
Staff costs % of revenue	40.3%	41.6%	45.2%	44.5%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2016/17 season*	3	7	4	5	19
2015/16 season	4	5	5	5	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Cliff Baty Chief Financial Officer +44 161 868 8650 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk
Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080 JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2016	2015	2016	2015
Revenue	157,858	133,764	278,071	257,326
Operating expenses	(121,156)	(101,804)	(243,398)	(208,410)
Profit/(loss) on disposal of intangible assets	915	648	9,120	(6,788)
Operating profit	37,617	32,608	43,793	42,128
Finance costs	(12,116)	(4,799)	(18,214)	(9,178)
Finance income	131	67	311	105
Net finance costs	(11,985)	(4,732)	(17,903)	(9,073)
Profit before tax	25,632	27,876	25,890	33,055
Tax expense	(8,099)	(9,269)	(7,196)	(9,488)
Profit for the period	17,533	18,607	18,694	23,567

Basic earnings per share:
Basic earnings per share (pence)	10.69	11.35	11.40	14.38
Weighted average number of ordinary shares outstanding (thousands)	164,025	163,892	164,025	163,888
Diluted earnings per share:
Diluted earnings per share (pence)	10.66	11.33	11.36	14.35
Weighted average number of ordinary shares outstanding (thousands)	164,489	164,263	164,489	164,263

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 December 2016	As of 30 June 2016	As of 31 December 2015
ASSETS
Non-current assets
Property, plant and equipment	244,064	245,714	248,314
Investment property	14,049	13,447	13,503
Intangible assets	773,260	665,634	663,345
Derivative financial instruments	2,435	3,760	1,680
Trade and other receivables	4,280	11,223	10,375
Deferred tax asset	144,942	145,460	132,910
	1,183,030	1,085,238	1,070,127
Current assets
Inventories	1,093	926	1,504
Derivative financial instruments	4,583	7,888	1,971
Trade and other receivables	124,395	128,657	81,807
Cash and cash equivalents	122,704	229,194	121,611
	252,775	366,665	206,893
Total assets	1,435,805	1,451,903	1,277,020

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 December 2016	As of 30 June 2016	As of 31 December 2015
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(43,237)	(32,989)	(9,220)
Retained earnings	192,999	173,367	174,834
	467,666	458,282	483,518
Non-current liabilities
Derivative financial instruments	2,656	10,637	2,454
Trade and other payables	64,967	41,450	19,587
Borrowings	525,830	484,528	437,656
Deferred revenue	32,927	38,899	16,944
Deferred tax liabilities	13,274	14,364	14,070
	639,654	589,878	490,711
Current liabilities
Derivative financial instruments	2,925	2,800	2,207
Tax liabilities	5,453	6,867	4,870
Trade and other payables	166,710	199,668	164,769
Borrowings	6,158	5,564	6,057
Deferred revenue	147,239	188,844	124,888
	328,485	403,743	302,791
Total equity and liabilities	1,435,805	1,451,903	1,277,020

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2016	2015	2016	2015
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(40,633)	(7,007)	23,150	31,108
Interest paid	(1,743)	(1,576)	(9,647)	(3,118)
Interest received	131	50	311	117
Tax paid	(211)	(660)	(3,663)	(1,602)
Net cash (used in)/generated from operating activities	(42,456)	(9,193)	10,151	26,505
Cash flows from investing activities
Payments for property, plant and equipment	(2,151)	(223)	(3,708)	(576)
Proceeds from sale of property, plant and equipment	—	(2)	—	19
Payments for investment property	(15)	—	(659)	—
Payments for intangible assets	(6,563)	(9,360)	(165,411)	(95,892)
Proceeds from sale of intangible assets	2,909	(818)	39,068	35,773
Net cash used in investing activities	(5,820)	(10,403)	(130,710)	(60,676)
Cash flows from financing activities
Repayment of borrowings	(100)	(94)	(194)	(183)
Dividends paid	—	(4,813)	—	(4,813)
Net cash used in financing activities	(100)	(4,907)	(194)	(4,996)
Net decrease in cash and cash equivalents	(48,376)	(24,503)	(120,753)	(39,167)
Cash and cash equivalents at beginning of period	164,277	143,525	229,194	155,752
Effects of exchange rate changes on cash and cash equivalents	6,803	2,589	14,263	5,026
Cash and cash equivalents at end of period	122,704	121,611	122,704	121,611

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit for the period	17,533	18,607	18,694	23,567
Adjustments:
Tax expense	8,099	9,269	7,196	9,488
Net finance costs	11,985	4,732	17,903	9,073
(Profit)/loss on disposal of intangible assets	(915)	(648)	(9,120)	6,788
Exceptional items	(4,753)	—	(4,753)	—
Amortization	34,216	21,639	65,021	43,786
Depreciation	2,851	2,473	5,263	4,967
Adjusted EBITDA	69,016	56,072	100,204	97,669

3                               Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit for the period	17,533	18,607	18,694	23,567
Exceptional items	(4,753)	—	(4,753)	—
Foreign exchange losses on unhedged US dollar borrowings	4,983	455	7,094	1,214
Fair value movement on derivative financial instruments	973	(1,105)	(301)	(2,912)
Tax expense	8,099	9,269	7,196	9,488
Adjusted profit before tax	26,835	27,226	27,930	31,357
Adjusted tax expense (using a normalised tax rate of 35% (2015: 35%))	(9,392)	(9,529)	(9,776)	(10,975)
Adjusted profit for the period (i.e. adjusted net income)	17,443	17,697	18,155	20,382

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	10.63	10.80	11.07	12.44
Weighted average number of ordinary shares outstanding (thousands)	164,025	163,892	164,025	163,888
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	10.60	10.77	11.04	12.41
Weighted average number of ordinary shares outstanding (thousands)	164,489	164,263	164,489	164,263

4                               Cash generated from operations

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit for the period	17,533	18,607	18,694	23,567
Tax expense	8,099	9,269	7,196	9,488
Profit before tax	25,632	27,876	25,890	33,055
Depreciation	2,851	2,473	5,263	4,967
Amortization	34,216	21,639	65,021	43,786
Reversal of impairment	(4,753)	—	(4,753)	—
(Profit)/loss on disposal of intangible assets registrations	(915)	(648)	(9,120)	6,788
Net finance costs	11,974	4,732	17,903	9,073
Loss on disposal of property, plant and equipment	—	1	—	10
Equity-settled share-based payments	481	420	938	795
Foreign exchange losses/(gains) on operating activities	2,914	324	878	(1,857)
Reclassified from hedging reserve	480	321	1,246	663
Decrease/(increase) in inventories	329	(144)	(167)	(1,504)
(Increase)/decrease in trade and other receivables	(58,064)	24,541	(18,617)	14,375
Decrease in trade and other payables and deferred revenue	(55,778)	(88,542)	(61,332)	(79,043)
Cash (used in)/generated from operations	(40,633)	(7,007)	23,150	31,108